Enel Chile S.A.

Santa Rosa 76

Santiago, Chile

February 7, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Enel Chile S.A. Registration Statement on Form F-4 (Registration No. 333-221156)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Enel Chile S.A., (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to February 8, 2018, at 4:00 p.m., Eastern Standard Time, or as soon thereafter as practicable on February 8, 2018. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, we would appreciate your confirming the effectiveness with Nicolás Billikopf, Capital Markets & Compliance Director, at nicolas.billikopf@enel.com, and our counsel, Winston & Strawn LLP by contacting J. Allen Miller at (212) 294-5330 or amiller@winston.com or Sey-Hyo Lee at (212) 294-6655 or shlee@winston.com.

[Signature page follows]

ENEL CHILE S.A.

By:	/s/ Nicola Cotugno
Name: Nicola Cotugno
Title: Chief Executive Officer

cc:	Enel Chile S.A.
Mr. Nicolás Billikopf
Capital Markets & Compliance Director

Winston & Strawn LLP
J. Allen Miller, Esq.
Sey-Hyo Lee, Esq.

[Signature page to Acceleration Request (Project Elqui)]